CM ADVISORS FAMILY OF FUNDS
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

VIA EDGAR

January 12, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CM Advisors Family of Funds (the “Trust”)
Request for Withdrawal of Post-Effective Amendment No. 1 to the Trust’s
Registration Statement on Form N-14 (File Nos. 333-221710)

Ladies and Gentlemen:

In accordance with Rule 488 of the Securities Act of 1933, as amended (the “Act”), on behalf of the Trust, I respectfully request the withdrawal of Post-Effective Amendment No. 1 to the Trust’s Registration Statement on Form N-14 (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission on January 12, 2018 (Accession No. 0001398344-18-000557) in error.

Please issue an order with respect to this application for withdrawal as soon as possible. In addition, please provide a copy of the order granting the request for withdrawal of the Amendment to the form N-14 for CM Advisors Family of Funds, on behalf of the CM Advisors Fund and CM Advisors Small Cap Value Fund, by facsimile at (513) 587-3437. If you have any questions, please do not hesitate to contact me at (513) 587-3454.

Very truly yours,

/s/ Bo James Howell
Bo James Howell
Assistant Secretary